THIS INSTRUMENT, AND ANY SECURITIES ISSUABLE PURSUANT HERETO, HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***"), AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED UNDER RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT, APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

IF THE INVESTOR RESIDES OUTSIDE THE UNITED STATES, IT IS THEIR RESPONSIBILITY TO OBSERVE THE LAWS OF THEIR JURISDICTION IN CONNECTION WITH THE PURCHASE OF THESE SECURITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THESE SECURITIES BY ANY FOREIGN PURCHASER.

OFF TOPIC, INC.

SAFE

(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [ENTITY NAME] (the "***Investor***") of $[AMOUNT] (the "***Purchase Amount***") on or about [EFFECTIVE DATE], Off Topic, Inc., a Delaware corporation (the "***Company***"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Pre-Money Valuation Cap**" is $20,000,000.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. ***Events***

a. **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the Conversion Price.

b. **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "***Cash-Out Investors***") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

c.   **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "***Dissolving Investors***"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

d.   **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock (whether in Capital Stock or the CF Shadow Series) to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"***Capital Stock***" means the capital stock of the Company, including, without limitation, the "***Common Stock***" and the "***Preferred Stock***."

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

   a. CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

   b. CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; **and** (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Conversion Price**" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock, including holders of CF Shadow Series Stock by reason of their ownership thereof, of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "*Bankruptcy Code*"), or (iv) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"*Liquidity Price*" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"*Lock-up Period*" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"*Preferred Stock*" means the preferred stock of the Company.

"*Regulation CF*" means Regulation Crowdfunding promulgated under the Securities Act.

"*Safe*" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"*Safe Price*" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"*Standard Preferred Stock*" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

a.   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b.   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c.   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d.   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

e.   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

f.   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

g.   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "***Exchange Act***"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. ***Investor Representations***

    a.   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

    b.   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

    c.   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

    d.   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

e. The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

g. The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

h. The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

i. If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

j. If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

k. The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

l. The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a TOTAL LOSS of all capital invested, and that the Investor is prepared to bear the risk of such total loss.

5. *Investor Representations*

a. ***Comprehensive Overview of Potential Risks and Uncertainties Impacting Zette's Business Operations and Market Position***: Before considering an investment in our company, it is essential to understand the significant risks, uncertainties, and factors that could impact Zette's business. These factors, if materialized, could adversely affect our operations, financial stability, growth trajectory, market reputation, and overall success. While we strive to anticipate and mitigate these risks, there are events and circumstances that may be beyond our prediction, recognition, or control. This could lead to material adverse effects on various aspects of our business, including but not limited to our operational performance, financial health, cash flows, and market valuation. It is important to note that the risks outlined here are not exhaustive. There may be additional risks unknown to us currently or that we do not presently deem to be significant. Moreover, global economic and geopolitical conditions, as well as unforeseen developments or events, could amplify the risks described here. Additionally, many of these risks may indirectly affect our clients and partners, which could, in turn, indirectly impact our business. The following discussion aims to provide a comprehensive understanding of these risk factors to potential investors.

b. ***Intense Competition in Digital News and Media Industry***: Zette operates in the highly competitive digital news and media industry. The market is crowded with established news outlets, emerging digital platforms, and innovative content delivery services. Zette's success depends on its ability to differentiate its services, maintain partnerships with premium news publishers, and continuously attract subscribers in a market where consumer preferences are rapidly evolving. Competitors with larger user bases, more resources, and established brand recognition pose a significant challenge, and Zette must navigate these competitive waters effectively to sustain and grow its business.

c. ***Expansion Risks: New Technologies and Geographical Regions***: As Zette seeks to expand its offerings and potentially enter new geographical markets, it faces risks associated with understanding diverse consumer preferences, local regulations, and competition in various regions. Expansion efforts may require significant investment in technology to cater to different languages, payment methods, and cultural content preferences. Adapting to different regulatory environments, especially concerning digital content and data privacy, adds another layer of complexity and risk.

d. ***Risks in Media Content Licensing and Partnerships***: Zette's business model relies heavily on agreements and partnerships with news publishers for content access. Negotiating and maintaining these relationships are critical, as any disruption could significantly impact Zette's ability to provide content behind paywalls. Furthermore, changes in licensing terms, increased costs, or disputes with publishers could adversely affect business operations and subscriber satisfaction.

e. ***Consumer Behavior and Market Demand Variability***: The success of Zette's subscription model is closely tied to consumer willingness to pay for news content and changing media consumption habits. Shifts in consumer behavior, such as a preference for free news sources or changes in news consumption patterns, can impact the demand for Zette's services. This variability poses a challenge in predicting revenue streams and user growth.

f. ***Risks of Intellectual Property Infringement Claims***: As Zette develops and utilizes technology for its browser extension and content delivery, there is a risk of inadvertently infringing on third-party intellectual property rights. Such disputes could result in costly legal battles, disrupt business operations, and damage Zette's reputation.

g. **Challenges in Protecting Proprietary Technology**: Protecting the proprietary aspects of Zette's technology, including its algorithms and user interface, is crucial. The risk of unauthorized use, copying, or reverse engineering by competitors or other third parties could impact Zette's competitive advantage and market position.

h. **Significant Strain on Management and Resources Due to Rapid Growth**: Zette's expansion, particularly in terms of user base growth, partnerships with publishers, and technological advancements, places substantial demands on our management and operational resources. The rapid scaling of our services requires effective management strategies and the efficient allocation of financial and human resources, which if not adequately managed, could hamper our operational efficiency and growth.

i. **Fluctuations in Operating Results and Growth Rate**: Our operating results and growth rate may vary significantly due to factors such as user acquisition rates, subscription renewals, publisher partnerships, and changes in the digital news industry. These fluctuations could affect our financial planning and investors' expectations.

j. **Risks in Optimizing and Operating our Digital Infrastructure**: As a digital platform, Zette relies heavily on its software infrastructure, including the browser extension and data analytics systems. Efficient optimization and operation of these systems are critical. Failures, bugs, or inefficiencies in our digital infrastructure could lead to user dissatisfaction and reduced growth.

k. **Data Loss and Security Breaches**: Handling large volumes of user data, including payment information, exposes us to risks of data breaches and cyber-attacks. Any significant security breach could undermine user trust and lead to legal and financial repercussions.

l. **System Interruption and Lack of Redundancy**: Our reliance on continuous, uninterrupted service means that system failures could have immediate and significant impacts on our operations. Ensuring redundancy and minimizing downtime is crucial for maintaining user trust and service reliability.

m. **Dependence on Key Personnel and Talent Acquisition**: The loss of key senior management or the inability to attract and retain skilled personnel in software development, digital marketing, and strategic partnerships could adversely impact our operations and growth.

n. **Supplier and Publisher Relationship Risks**: Our business model depends heavily on agreements with news publishers. Changes in publisher attitudes towards digital news aggregators, renegotiations of terms, or loss of key partnerships could significantly impact our content offering and business model.

o. **Risks in Business Relationships and Strategic Alliances**: Our alliances with technology partners, content creators, and other third parties expose us to risks related to dependency on external entities. Unsuccessful collaborations or disputes in these relationships could adversely affect our operations.

p. **Challenges in Acquisitions and Investments**: If Zette decides to acquire or invest in complementary businesses or technologies, there are risks associated with integrating these new entities into our existing operations, as well as potential challenges in maintaining the company culture and operational focus.

q. **Inventory Risks Associated with Content and Technology**: While not dealing with physical inventory, Zette faces risks associated with maintaining a fresh and diverse content inventory and keeping technology up-to-date. Failure to do so may result in user disengagement.

r. **Payment Processing Risks**: Handling subscription payments exposes us to risks related to fraud, payment processing errors, and changes in payment processing fees or regulations.

s. **Vulnerability of Rapidly Evolving Business Model**: As a company in the dynamic field of digital news aggregation, Zette's business model is subject to rapid changes and volatility. Adaptation to emerging trends, user preferences, and competitive pressures is crucial for success.

t. **Evolving Government Regulation in Digital Media and Technology:** The digital news and technology sectors are subject to fast-paced and potentially unfavorable regulatory changes. As Zette operates in this space, it may be significantly affected by new laws or regulations or changes to existing ones. These could involve data privacy, digital content rights, subscription models, and user data protection. Adapting to these regulatory changes may require significant resources, and failure to comply could lead to fines, legal disputes, or a loss of business licenses.

u. **Potential Legal Claims and Litigation:** Operating in the digital news aggregation and media technology industry, Zette may face various legal challenges, including intellectual property disputes, data privacy claims, and contractual disagreements. Litigation can be costly, time-consuming, and damaging to Zette's reputation and operational focus. Even if claims are without merit, defending against these actions may divert management's attention and resources.

v. **Product Liability and User Harm:** While Zette is a software application, any flaws or vulnerabilities in the software that lead to user harm, data loss, or misinformation could result in product liability claims. Ensuring the accuracy and safety of the AI-driven content and protecting user data are crucial to mitigate this risk.

w. **Tax Liabilities and Collection Obligations:** As a digital service provider with potentially global reach, Zette may face complex tax liabilities and obligations. Changes in tax laws, especially related to digital services, could increase operational costs. The company must be vigilant in understanding and complying with tax regulations in all jurisdictions it operates in, as failure to do so can lead to penalties and legal disputes.

x. **Market and Competition Risks**: Given the competitive nature of the digital news and media industry, Zette may face significant challenges from established and emerging competitors. The market's low entry barriers and the rapid technological evolution could lead to increased competition, potentially impacting Zette's market share and profitability.

y. **Dependence on Key Partnerships**: Zette's business model relies heavily on partnerships with news publishers. Any disruption in these relationships, whether due to contract disputes, changes in publishers' strategies, or competitive dynamics, could significantly impact the content availability and, consequently, Zette's value proposition to users.

z. **User Privacy and Data Handling**: In managing user data, Zette faces risks related to user privacy and data security. Any breach or perceived misuse of user data could lead to trust issues, legal challenges, and reputational damage.

aa. **Technology Reliability and Scalability**: As a technology-driven platform, Zette faces risks associated with maintaining, updating, and scaling its technological infrastructure. Technical glitches, outages, or failures to scale effectively could lead to user dissatisfaction and a decline in user base.

bb. **Changes in Consumer Preferences and Behavior**: The digital media consumption landscape is dynamic, with rapidly changing consumer preferences. Zette's success depends on its ability to adapt to these changes and continuously engage users, especially given the trends towards digital news consumption.

cc. **Intellectual Property Rights and Licensing**: The aggregation and distribution of news content involve complex intellectual property rights and licensing agreements. Zette must navigate these carefully to avoid infringement issues and ensure compliance with licensing terms.

dd. **Regulatory Compliance Across Jurisdictions**: If Zette operates or plans to operate in multiple countries, it will face a mosaic of regulatory environments. Compliance with varying and possibly conflicting international laws and regulations can be resource-intensive and risky.

ee. **Financial Risks and Funding Requirements**: As a growing company, Zette may face financial risks related to capital requirements, funding, and liquidity. The need for additional funding and the terms of such funding (equity or debt) could impact the company's financial health and operational flexibility.

ff. **Economic and Political Uncertainties**: Global economic and political instabilities can indirectly affect Zette's business. These can influence advertiser spending, consumer spending habits, and general market conditions.

gg. **Impact of Technological Advances**: Rapid advancements in technology could render Zette's current technology or business model obsolete. Staying ahead with innovative solutions is critical but comes with the risk of investment in technologies that may not yield expected returns.

hh. **Reputation and Brand Risks**: Maintaining a strong brand and reputation is crucial in the digital media space. Any negative publicity, whether justified or not, can quickly impact user trust and loyalty.

6. *Transfer Restrictions*

   a. The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

   b. The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

   c. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

d. Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

   i. There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

   ii. The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

e. The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

f. The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. *Miscellaneous*

a. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

b. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

c. Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on their Wefunder account, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on their Wefunder account, as subsequently modified by written notice.

d. The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

e. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

f. In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

g. All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

h. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "*AAA*") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, CA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

i. The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__.

COMPANY:

Off Topic Inc.

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

[ENTITY NAME]

By: *Investor Signature*

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Non Accredited